EXHIBIT 99.3

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the year ended December 31, 2022. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is March 24, 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the possibility of future production, capital expenditures; realization and liabilities related to unused tax benefits or flow through obligations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; that financial markets will not in the long term be materially adversely impacted by the COVID-19 pandemic, the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2022, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2022, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2022 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

1.2 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A.

1.3 Impact of COVID-19

While the Company continues to monitor developments with regards to COVID-19 and permitted activities, there were no impacts to the Company’s operations in 2022 arising from COVID-19.

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada. At December 31, 2022, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut, and also held a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), with the remaining 49.978% held by Newmont Corporation (“Newmont”).

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2.1 Sale of Homestake Resources Corporation (“Homestake Resources”)

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares (note 11). The net proceeds received by the Company upon close of the transaction was $6,775. As of December 31, 2022, the Company held a 23.5% interest in Dolly Varden.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

2.2 Acquisition of 25% equity interest in Universal Mineral Services Ltd (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc., Coppernico Metals Inc., and Torq Resources Inc who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, also a director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

2.3 Increase in ownership interest of ESJV and amended joint venture arrangement

On September 12, 2022, the Company and its joint operation partner Newmont, through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are now held 50.022% by the Company and 49.978% by Newmont with Fury Gold remaining operator under an amended and restated joint operating agreement.

Section 3: 2022 highlights and subsequent events

3.1 Operational highlights

In 2022, the Company successfully executed a 17,700 metre (“m”) drilling program at the Eau Claire project and Percival prospect, an orientation biogeochemical sampling survey at the ESJV and an extensive ground program at Lac Clarkie. The key exploration discoveries were as follows:

Eau Claire exploration

•	On January 23, 2023, the Company announced results for the final three 2022 core drill holes, intersecting multiple zones of high-grade gold at the Hinge Target including 22.77 gram per tonne (“g/t”) over 1.5m. In total, the eleven holes drilled into the Hinge Target had a hit rate of nearly 55% above the Eau Claire underground measured and indicated resource grade of 6.3 g/t gold and over 80% above the underground cut-off grade of 2.5 g/t gold. Overall, the 2022 drill program successfully expanded the high-grade gold mineralized footprint at the Hinge Target, Gap Zone, and the eastern expansion target areas.

•	On November 21, 2022, the Company announced results for three core drill holes that targeted the Gap Zone between the 450 Zone, which hosts the bulk of the Eau Claire defined resource, and the Hinge Target. Drill hole 22EC-058 intercepted three zones of gold mineralization across 42.5m drilled width including 1.0m of 45.00 g/t gold and 1.0m of 5.55 g/t gold. The intercepts from 22EC-058 extend gold mineralization by approximately 150m to the west and 315m downdip of the defined resource, further expanding the mineralized footprint of the deposit.

•	On October 24, 2022, the Company released results for six core drill holes at the Eau Claire deposit. Drill holes 22EC-049 and 22EC-055 currently represent the western most drill holes and have extended gold mineralization a further 125m from the multiple high-grade zones of gold mineralization from drill hole 22EC-048 within the Hinge Target. Drill hole 22EC-055 intercepted eight zones of mineralization across a drilled width of 290m, including 4.0m of 5.75 g/t gold, 1.0m of 9.81 g/t gold and 3.0m of 1.93 g/t gold and drill hole 22EC-049 intercepted six zones of gold mineralization across 350m drilled width including 1.0m of 21.40 g/t gold and 4.50m of 1.09 g/t gold.

•	On August 3, 2022, the Company announced results for seven core drill holes. Drill holes 22EC-046, 22EC-047 and 22EC-048 targeted a 150 to 200m extension of the intercept of 3.0m of 9.36 g/t gold from drill hole 21EC-041. All three drill holes intercepted multiple zones of gold mineralization, with hole 22EC-048 exhibiting four zones of high grade and broad widths of more moderate grade, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t gold.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Percival prospect

•	On December 21, 2022, the Company announced results for eight core drill holes at the Percival Main and Percival East prospects, located 14 kilometres (“km”) east of the Eau Claire deposit, confirming that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t gold, (including 3.00m of 25.8 g/t gold) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t gold, (including 3m of 8.7 g/t gold, and 3m of 5.5 g/t gold) in drill hole 22KP-005.

•	On May 16, 2022, the Company announced the completion of a 29km Induced Polarization (IP) ground geophysical survey at the high-grade Percival prospect within the Eau Claire project The mineralization at Percival has a clear resistivity signature and the survey has identified a number of similar resistivity anomalies that coincide with biogeochemistry gold and trace element anomalies over a 6.5km strike length.

Regional exploration

•

On February 13, 2023, the Company provided an update on targeting at the wholly owned Lac Clarkie project immediately to the east of the Eau Claire project. The Company has defined eight gold targets through the completion of a B-horizon soil sampling program. Six of the targets lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100km mapped extent including Fury’s Eau Claire Deposit and Percival Property.

3.2 Corporate highlights

•	On March 23, 2023, the Company announced the closing of the previously announced bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 common shares of the Company that qualify as ‘flow-through shares’ as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) “FT Shares”) at a price of C$1.44 per FT Share to be sold on a charitable flow-through basis, representing total gross proceeds to the Company of C$8,750,160. The proceeds of the financing will be used to advance the Company’s 2023 exploration programs in Quebec.

•	On February 22, 2023, the Company announced that its Board of Directors had appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen’s University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). On January 11, 2023, the Company also announced the appointment of Mr. Jeffrey Mason as Board Chair, having previously served as the Company’s Lead Independent Director.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

•	On October 13, 2022, the Company announced the completion of the sale of 17 million common shares in Dolly Varden at C$0.40 per share to a well-known institutional investor for gross proceeds of $6,800 (section 2.1).

•	On August 8, 2022, the Company announced that it had entered into an arrangement with Newmont to increase their joint venture interests in the ESJV project to 100%, having concurrently agreed, through their respective subsidiaries, to buy-out the approximately 23.77% participating interest of Azimut (section 2.3). The Company now holds a 50.022% interest in the ESJV and continues as the operator under an amended and restated joint operating agreement.

•	On May 24, 2022, the Company announced that the Company’s Board Chair, Ivan Bebek, was retiring from the Board, effective June 29, 2022 and would be appointed asa strategic advisor to the Board.

•	On April 14, 2022, the Company completed a non-brokered private placement with two placees who include a Canadian corporate investor and a US institutional investor, for the sale of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000.

•	On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geol, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to CGO. The Company also announced that Salisha Ilyas, Vice President of Investor Relations, had resigned to pursue other opportunities.

•	On February, 25, 2022, the Company announced the completion of the Dolly Varden Transaction (section 2.1).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

Section 4: Projects overview

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

•	the provision of jobs and training programs
•	contracting opportunities
•	capacity funding for Indigenous engagement
•	sponsorship of community events
•	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

During the year ended December 31, 2022, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continually evaluating and implementing initiatives to improve future scores.

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This includes a 50.022% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. The Radisson project is under option to Ophir Gold Corp. (“Ophir”) whereby Ophir can earn a 100% interest in the project, subject to certain option payments being met.

4.2.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced a two-year diamond core drill program at the Eau Claire project, targeted to be approximately 50,000m. The drill program consisted of i) an expansion phase focused on the current resource (“Expansion Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Exploration Program”) and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit. The Company completed the initial drilling program in October 2022 at 52,700m.

The Expansion Program at the Eau Claire deposit targeted the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces (“oz”) at 11.81 g/t gold (using a 2.5 g/t gold cut-off grade). To date, Fury Gold has drilled twenty-one holes targeting the southeast margin of the Eau Claire Resource with intercepts including 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m, 59.3 g/t gold over 0.96m and 4.89 g/t gold over 2.94m.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus during 2022 was on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West. To date eleven holes have been completed at the Hinge Target with a hit rate of nearly 55% above the Eau Claire underground measured and indicated resource grade of 6.3 g/t gold and over 80% above the underground cut-off grade of 2.5 g/t gold. The multiple stacked zones of gold mineralization encountered at the Hinge Target clearly demonstrate that the Eau Claire gold resource remains open to the west and has the potential to be expanded significantly.

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 500m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. The Company has significantly advanced the targeting at Percival through the completion of an Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. Based on the advancement in targeting at Percival the Company commenced an initial drilling program in the second quarter of 2022. Three holes targeted a parallel hinge 500m to the east of Percival proper for a total of 2,052m where broad zones of low grade gold mineralization were intercepted. Five holes tested extensions of the historical gold mineralization at Percival proper for a total of 2,667m. The results from the 2022 diamond drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t gold, (including 3.00m of 25.8 g/t gold) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t gold, (including 3m of 8.7 g/t gold, and 3m of 5.5 g/t gold) in drill hole 22KP-005.

At the adjacent Lac Clarkie property, the Company has defined eight gold targets, six of which lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100km mapped extent including Fury’s Eau Claire Deposit and Percival Prospect. Results of up to 85 parts per billion (“ppb”) gold and 590ppb silver were returned from the 2,529 samples collected. A total of 62 samples returned values above 50ppb gold, background values in gold as defined by the 50th percentile are 1ppb gold. Ninety-two samples returned results above 100ppb silver, background value of silver from the survey as defined by the 50th percentile of 20ppb silver. The Company plans to follow up on these anomalies to advance them to the drill ready stage in 2023.

The Company expects to incur approximately $260 in mineral claims renewal fees in order to keep the properties in good standing in 2023. Payments of $66 were made during the year ended December 31, 2022, in respect of these mineral claims.

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, filed on SEDAR on July 3, 2018).

4.2.2 ESJV

Fury Gold owns a 50.022% interest in the ESJV project and is the operator of the joint venture. The remaining 49.978% interest is held by Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont (section 2.3).

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Joint Venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni zones. The Company and its joint venture partner are currently assessing a potential 2023 program on these targets.

4.3 Nunavut

Committee Bay and Gibson MacQuoid

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120km of strike length of the prospective greenstone belt and total 51,622 hectares collectively. The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada.

The Company did not undertake a 2022 exploration program in Nunavut to focus available resources in Quebec.

The Company expects to incur approximately $230 in annual mineral claims expenditures in 2023, in order to keep the property in good standing. Payments totalling $149 were made during the year ended December 31, 2022 in respect of these mineral claims.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

Section 5: Review of annual financial information

Years ended December 31
	2022	2021	2020
Net (earnings) loss	(24,908)	16,790	14,253
Total comprehensive (income) loss	(24,905)	16,790	14,230
Basic and diluted (earnings) loss per share	$(0.18)	$0.14	$0.18
Total assets	200,599	167,018	182,050
Total non-current financial liabilities	227	357	193

Year ended December 31, 2022, as compared to the year ended December 31, 2021

During the year ended December 31, 2022, the Company reported a total net earnings of $24,908 and earnings per share of $0.18 compared to a total net loss of $16,790 and loss per share of $0.14 for the year ended December 31, 2021. The primary driver of change from a net loss in the prior year to net earnings was the net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs. Additionally, other significant changes were as follows:

Operating expenses

•	Exploration and evaluation costs decreased to $9,217 for the year ended December 31, 2022, compared to $15,355 for the year ended December 31, 2021. The decrease resulted from the 2022 drilling campaign commencing in April and comprising a 17,700m drill program, with the first three months of 2022 primarily focused on geophysical surveying; in comparison, the 2021 drilling campaign in Quebec completed 35,000m of drilling with additional drills engaged, and the Company completed a 3,500m summer drilling program at Committee Bay;

•	Fees, salaries, and other employment benefits decreased to $3,199 for the year ended December 31, 2022, as compared to $3,694 for the year ended December 31, 2021, primarily due to reduced headcount and lower share-based compensation expense, offset in part by higher bonus;

•	Legal and professional fees decreased to $804 for the year ended December 31, 2022, as compared to $1,983 for the year ended December 31, 2021. The higher costs in the comparative period were primarily due to the preparation of the Company’s base shelf prospectus, with the final prospectus filed in May 2021;

•	Marketing and investor relations decreased to $809 for the year ended December 31, 2022, as compared to $1,093 for the year ended December 31, 2021. The decrease in costs was due to a reduction in marketing campaigns undertaken in 2022 as compared to 2021 which saw significant marketing activity in the first quarter of 2021; and

•	Office and administration costs decreased to $398 for the year ended December 31, 2022 compared to $606 for the year ended December 31, 2021, driven by the closure of the Toronto administration office in 2021.

Other income, net

•	An impairment expense of $5,506 arising from the sale of the 17 million common shares of Dolly Varden;

•	Net loss from associates of $5,880 primarily comprising the Company’s share of net losses of Dolly Varden; and

•	Lower amortization of flow-through share premium, reflecting the completion of the flow through expenditure requirements during 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

Exploration tax credits refunded

•	The Company received $187 in refundable exploration tax credits during the year ended December 31, 2022 as compared to $3,835 in the comparative year.

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Net Loss (earnings)	Comprehensive (income) loss	Loss (earnings) per share ($/share)
December 31, 2022	$112	$2,871	$2,872	$0.03
September 30, 2022	67	12,280	12,282	0.09
June 30, 2022	45	5,577	5,577	0.04
March 31, 2022	4	(45,636)	(45,636)	(0.36)
December 31, 2021	3	298	298	0.00
September 30, 2021	4	7,507	7,507	0.06
June 30, 2021	9	4,060	4,060	0.03
March 31, 2021	20	4,925	4,925	0.04

6.1 Three months ended December 31, 2022 compared to three months ended December 31, 2021

During the three months ended December 31, 2022, the Company reported net loss of $2,871 and loss per share of $0.03 compared to a net loss of $298 and loss per share of $0.00 for the three months ended December 31, 2021. The significant drivers of the change in total net loss were as follows:

Operating expenses

•	Exploration and evaluation costs decreased to $1,346 for the three months ended December 31, 2022 compared to $1,408 for the three months ended December 31, 2021. The lower exploration expense in the fourth quarter of 2022 was a result of the drill program being completed in mid-October and a lower number of assay results being outstanding in the fourth quarter as compared to the fourth quarter of 2021 when assay were outstanding for both of the Quebec and Nunavut programs. This decrease was offset in part by certain bonuses paid to technical employees; and

•	Fees, salaries, and other employment benefits increased to $897 for the three months ended December 31, 2022 compared to $694 for the three months ended December 31, 2021. The increase in costs was due to bonuses for non-technical employees.

Other expenses and income

•	Net loss from associates of $662 primarily comprising the Company’s share of net losses of Dolly Varden; and

•

Lower amortization of flow-through share premium of $234 for the three months ended December 31, 2022 as compared to $407 for the year ended December 31, 2021, reflecting the completion of the flow through expenditure requirements in October 2022 and the lower exploration activity during the year ended December 31, 2022.

Exploration tax credits refunded

•	The Company received $2,118 in refundable exploration tax credits during the three months ended December 31, 2021, compared to nil received during the year ended December 31, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Section 7: Financial position, liquidity, and capital resources

As at and for the year ended:	December 31 2022	December 31 2021
Cash	$10,309	$3,259
Restricted cash	144	130
Marketable securities	582	605
Other assets	1,944	2,331
Mineral property interests	145,190	160,693
Investments in associates	42,430	-
Current liabilities	1,308	5,116
Non-current liabilities	4,498	4,547
Working capital surplus (deficit)(1)	10,554	(428)
Accumulated deficit	131,841	156,749
Cash used in operating activities	(14,012)	(17,273)
Cash provided by (used in) investing activities	10,435	(186)
Cash provided by financing activities	10,629	5,357

(1) defined as total current assets less total current liabilities

7.1 Cash flows

During the year ended December 31, 2022, the Company used cash of $14,012 in operating activities compared to $17,273 in 2021. The cash outflow for was lower primarily due to the lower exploration activity and the higher income tax cash refunds in 2021.

During the year ended December 31, 2022, the Company generated cash from investing activities of $10,435, primarily representing the cash proceeds, net of transaction costs, arising from the sale of the Dolly Varden shares in October 2022 and the net cash proceeds of $4,479 from the Dolly Varden Transaction in February 2022, offset in part by the acquisition cost of the additional ESJV interest. During the year ended December 31, 2021, the Company used cash in investing activities of $186 which was primarily settlement of certain transaction costs arising from the acquisition of Eastmain Resources Inc., offset in part by proceeds received from the exercise of certain marketable securities.

For the year ended December 31, 2022, cash provided by financing activities of $10,629 primarily represented the net proceeds received in respect of the April 2022 financing. For the year ended December 31, 2021, cash provided by financing activities of $5,357 was comprised of proceeds received in respect of the October 2021 financing.

7.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at December 31, 2022, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2022
Accounts payable and accrued liabilities	$1,148	$-	$-	$1,148
Undiscounted lease payments	215	253	-	468
Total	$1,363	$253	$-	$1,616

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $490 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2023.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 9.

7.3 Summary of mineral property interests

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Ridge	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV	1,281	-	-	1,281
Option payment received	(310)	-	-	(310)
Change in estimate of provision for site reclamation and closure	(409)	395	-	(14)
Balance at December 31, 2022	$125,656	$19,534	$-	$145,190

In October 2022, the Company received an option cash payment of $310 from Benz Mining in respect of the option agreement for the Eastmain Mine and Ruby Hill properties (year ended December 31, 2021 - $260, comprising of $150 cash and 174,658 shares with a fair value of $110 upon date of receipt);

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionor for $1,500. The Agreement was subject to certain closing conditions, which were met on January 19, 2023.

7.4 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

On March 23, 2023, the Company announced the closing of the previously announced bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 FT shares of the Company for total gross proceeds to the Company of $8,750. The proceeds of the financing will be used to advance the Company’s 2023 exploration programs in Quebec.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec. Share issue costs totaled $136.

October 2021 financing

The Company completed a non-brokered private placement on October 13, 2021 (“October 2021 Financing”) for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of $1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than $1.50 for 20 consecutive trading days.  Share issue costs related to the October 2021 Financing totaled $211, which included $68 in commissions and $143 in other issuance costs.

The proceeds of the October 2021 financing were used to fund exploration at Eau Claire and general working capital.

Exercise of share options and warrants

During the year ended December 31, 2022, there were no exercises of share options and warrants.

As at December 31, 2022, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	4,848,330	0.97	3.90	3,031,143	0.95	3.78
$1.00 – $1.95	1,277,639	1.72	1.80	1,262,015	1.72	1.77
$2.05 – $3.26	2,754,355	2.16	2.65	2,754,355	2.16	2.65
	8,880,324	1.44	3.21	7,047,513	1.56	2.98

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

As at March 24, 2023, there were 11,733,213 and 7,461,450 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.29 and $1.20, respectively.

Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at December 31, 2022:139,470,950

Number of common shares issued and outstanding as at March 24, 2023: 145,547,450

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Section 8: Financial risk summary

As at December 31, 2022, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s consolidated financial statements for the year ended December 31, 2022.

Section 9: Related party transactions and balances

9.1 UMS:

Under the shared services arrangements with UMS as described in section 2.2, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Years ended December 31
	2022	2021
Exploration and evaluation costs	$590	$215
General and administration	841	384
Total transactions for the period	$1,431	$599

The outstanding balance owing at December 31, 2022, was $240 (December 31, 2021 – $142) which is included in accounts payable.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at December 31, 2022, the Company expects to incur approximately $520 in respect of its share of future rental expense.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $483 for the year ended December 31, 2022 in respect of share options issued to UMS employees (December 31, 2021 - $453)

9.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

On April 1, 2022, the Company entered into a shared services agreement with UMS, in which the Company acquired a 25% interest, and three other mineral exploration companies, two of which were spun off from the Company in 2020. Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration, and CGO terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2022	2021
Short-term benefits provided to executives (a)	$1,719	$982
Directors’ fees paid to non-executive directors	203	204
Share-based payments	1,059	1,206
Total	$2,981	$2,392

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

Section 10: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a) Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b) Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c) Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d) Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2022, the Company received a refund of $187 consisting of $166 principal and $21 interest, which was classified as income tax recovery on the consolidated statements of loss and comprehensive loss.

(e) Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal (“FVLCD”). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of (earnings) loss.

(f) Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the ’investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(g) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

(h) Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

(j) Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(k) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Section 11: Application of new and revised accounting standards

The Company has adopted the following amended accounting standards and policies effective January 1, 2022: There was no impact to the Company’s financial statements for the year ended December 31, 2022 upon application.

Annual Improvements to IFRSs 2018-2020 Cycle

Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 - First-time Adoption of International Financial Reporting Standards: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 - Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies’ the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognise a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 - Leases: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	20

IAS 41 – Agriculture: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 – Inventories.

The amendments also clarify the meaning of “testing whether an asset is functioning properly”. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income or loss, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line items in the statement of comprehensive income or loss include such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

New and amended standards not yet effective:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated statements of financial position and not the amount or timing of recognition of any asset, liability, income, or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	21

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the concept of changes in accounting estimates in the Standard was retained with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error; and

•	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.

Section 12: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.  As of December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2022.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	22

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2022, the Company's ICFR was effective.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Forrester A. Clark”
Director & CEO
March 24, 2023

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	23